Exhibit (a)(18)

STATE OF MICHIGAN

IN THE CIRCUIT COURT FOR THE COUNTY OF WASHTENAW

MOLLY MURRAY, Individually and On Behalf of	C.A. No.
All Others Similarly Situated,

Plaintiff,

v.	Hon.:

TECUMSEH PRODUCTS COMPANY,
STEPHANIE H. BOYSE, GARY L. COWGER,
HAROLD M. KARP, MITCHELL I. QUAIN,
ROBERT E. ROSSITER, TERENCE C. SEIKEL,	JURY TRIAL DEMANDED
DOUGLAS M. SULIMAN, JR., MA INDUSTRIAL
JV LLC, MA INDUSTRIAL SUB INC., MUELLER
INDUSTRIES, INC., and ATLAS HOLDINGS LLC.,

Defendants.

VERIFIED CLASS ACTION AND, IN THE ALTERNATIVE.

DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff Molly Murray (“Plaintiff”), by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on personal knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this class action as a direct action, and, in the alternative, as a derivative action on behalf of Tecumseh Products Company (“Tecumseh” or the “Company”), and the Company’s public stockholders against members of the Tecumseh Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to MA Industrial JV LLC (“Parent”) and MA Industrial Sub Inc. (“Merger Sub”), affiliates of Mueller Industries, Inc. (“Mueller”) and Atlas Holdings LLC (“Atlas”) (collectively, “Mueller Atlas”), which will own Tecumseh as a privately held company post-closing. The Board has breached its fiduciary duty to Plaintiff, the Company and its public stockholders by agreeing to the deal pursuant to an unfair process and for an unfair price, and Mueller, Atlas, Parent, and Merger Sub are aiding and abetting this breach.

2. Headquartered in Ann Arbor, Michigan, Tecumseh is a leading global manufacturer of compressors and related products, including condensing units, heat pumps, and refrigeration systems. The Company operates primarily in three business segments: (i) commercial refrigeration, (ii) household refrigeration, and (iii) residential and specialty air conditioning and heat pumps.

3. On August 5, 2015, the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which entities affiliated with Mueller and Atlas will acquire all of the outstanding shares of Tecumseh in a cash transaction valued in the aggregate at approximately $123 million (the “Proposed Transaction”). Pursuant to the Merger Agreement, Mueller Atlas, through their affiliates, commenced the cash tender offer to purchase all of the outstanding shares of Tecumseh at a purchase price of $5.00 per share (“Merger Consideration”) on August 21, 2015 (“Offer”).

4. Subject to extension in certain circumstances, the Offer will expire at midnight New York City time on the 20th business day following the commencement of the Offer – i.e., 12:00 midnight, New York City time, at the end of the day on September 18, 2015. Defendants expect to complete the Proposed Transaction in the third quarter of 2015.

5. The Board has breached its fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration after a flawed process. In fact, during the two years prior to its approval of the Proposed Transaction, the Board failed to enter into good faith negotiations with another interested bidder that had submitted a bid for $5.10 per Tecumseh share or to undertake any other market check.

6. As described in more detail below, given Tecumseh’s future growth prospects, the consideration stockholders will receive is inadequate and undervalues the Company. Notably, over the past year and a half, Tecumseh has undertaken some strategic initiatives that have greatly benefitted the Company and positioned it for a positive turnaround.

7. On May 2, 2014, the Company improved liquidity and access to capital markets by implementing a shareholder-approved recapitalization plan that reclassified and converted each share of Tecumseh’s Class A and Class B common stock into one common share entitled to one vote.

8. The Company has also undertaken to improve its operations and reduce costs. Earlier this year, Tecumseh began launching new products in all three of its market segments. Tecumseh has touted these new products as a “game changer” for the Company.

9. Tecumseh has begun to see the results of its turnaround plan recently. After the market closed on August 4, 2015, one day prior to the announcement of the Proposed Transaction, the Company reported its first profitable quarter in over two years for the quarter ended June 30, 2015. During this quarter, Tecumseh reported net income of $1.7 million, or $0.09 per share, as compared with a net loss of nearly $9 million during the same quarter in 2014.

10. Additionally, since late 2014, Tecumseh had been focusing on a comprehensive restructuring plan (“Restructuring Plan,” as further defined below). On May 5, 2015, Defendant Harold M. Karp (“Karp”), the President, Chief Executive Officer (“CEO”), and a director of the Company, misleadingly informed investors that “[w]hile this [restructuring] plan demonstrated the highest present value per share for our shareholders, the Board and management determined that the financing of this plan would introduce risks and potential dilution that were not in the best interest of our shareholders.” However, according to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on August 24, 2014 (“14D-9”) in support of the Offer, the Company had received at least two financing proposals with principal amounts ranging as high as $70 million but in late April 2015, the Board determined to suspend its search for debt financing in connection with the Company’s Restructuring Plan in order to focus its efforts on a sale transaction with Mueller Atlas.

11. Rather than focusing their efforts on the turnaround effort for the benefit of the Company and its stockholders, the Board members have breached their fiduciary duties owed by failing to take all necessary steps to ensure that Tecumseh stockholders will receive the maximum realizable value for their shares on a sale of the Company and attempting to cash out the Company’s public stockholders for unfair consideration.

12. Not only has the Company’s stock traded above the Merger Consideration as recently as December 2014, but even the analyses prepared by Citigroup Global Markets Inc. (“Citi”) in support of its opinion that the Proposed Transaction is financially fair, reflects the inadequacy of the Merger Consideration. In fact, Citi’s Discounted Cash Flow (“DCF”) Analysis based upon the management-prepared projections for the Company that had been provided to Mueller Atlas resulted in an implied per share equity value reference range of $5.77 to $8.23, a range that is entirely above the $5.00 per share Merger Consideration.

13. Tecumseh’s officers and directors are incentivized to sell the Company to Mueller Atlas at this inopportune time, having secured special benefits for themselves that are not available to the Company’s public stockholders. Notably, Defendants expect that following the consummation of the Proposed Transaction, Tecumseh will continue to operate as a standalone company with the same senior management in place.

14. The terms of the Proposed Transaction were designed to insure the sale of Tecumseh to Mueller Atlas on unfavorable terms to Plaintiff and other public stockholders of the Company. In breach of its fiduciary duties, the Board has inappropriately “locked-up” the sale of the Company through provisions in the Merger Agreement that contractually prohibit Tecumseh from “releas[ing] any Person from or modify[ing] or waiv[ing] any provision of any material confidentiality, standstill or similar Contract” (“Anti-waiver Provision”). The most likely competing bidders for Tecumseh are also the ones most likely to have entered into confidentiality agreements containing standstill agreements.

15. Even if a bidder did not participate in the sales process and emerges now with a topping bid, the Merger Agreement permits the Tecumseh Board to lock that bidder down with a “don’t ask, don’t waive standstill” before furnishing that bidder with any due diligence on the Company (the “Standstill Requirement”). By contractually tying their hands through the Anti-waiver Provision and the Standstill Requirement, the Board members have breached their fiduciary duty to fully inform themselves as to the true value of Tecumseh before engaging in the Proposed Transaction.

16. While the Merger Agreement provides for a 30-day go shop period, any benefits from a go-shop are illusory in light of the hefty termination fee that Tecumseh will be required to pay Mueller Atlas in order to pursue a superior offer from a go-shop bidder. Specifically, in order to pursue a superior bid from either a go-shop bidder or a bidder making an unsolicited offer after the expiration of the go-shop period, Tecumseh – i.e., the superior bidder – will be required to pay approximately $3.59 million ($0.19 per Tecumseh share) to Mueller Atlas.

17. In addition, the Tecumseh Board also granted Mueller Atlas a number of other deal protections that improperly favor the Proposed Transaction, including: (i) upon the expiration of the 30-day go shop period, a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or continuing discussions and negotiations with potential acquirers who did not submit an offer during the go-shop period that the Board determines is or likely to result in a superior offer; and (ii) a matching rights provision that requires the Company to disclose confidential information about competing bids to Mueller Atlas and grants Mueller Atlas with three (3) business days to merely match any competing proposal in the event one is made.

18. These deal protection provisions, particularly when considered collectively, substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Tecumseh.

19. In pursuing the Proposed Transaction and agreeing to the inadequate Merger Consideration offered by Mueller Atlas, each Defendant has violated applicable law by directly breaching and/or aiding and abetting breaches of fiduciary duties of loyalty, good faith, and due care owed to Plaintiff and the putative class of Tecumseh stockholders. The Individual Defendants have also breached their fiduciary duties owed to the Company by engaging in the aforementioned misconduct resulting in Defendants’ unjust enrichment.

20. Despite the flawed process inadequacy of the Merger Consideration, Plaintiff and other Tecumseh stockholders do not have any appraisal rights in connection with the Offer if the Proposed Transaction is consummated.

21. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty.

JURISDICTION AND VENUE

22. This Court has jurisdiction over each of Defendants pursuant to MCL 600.605 because they conduct business in, reside in and/or are citizens of Michigan. Defendant Tecumseh is a citizen of Michigan as it is incorporated in this state and has its principal place of business located at 5683 Hines Drive, Ann Arbor, Michigan 48108.

23. Venue is proper in this Court pursuant to MCL 600.1627 because Defendants’ wrongful acts arose in and emanated from this County. The acts, practices and transactions pleaded herein occurred and were affected to a major extent within this County. In addition, the Company amended its by-laws on August 4, 2015 to provide for a forum selection in the state of Michigan for any derivative actions, actions asserting breach of fiduciary duty, actions arising pursuant to any provision of the Michigan Business Corporation Act, the Company’s Articles of Incorporation or Bylaws, or actions asserting claims otherwise governed by the internal affairs doctrine. For such actions brought in Michigan’s state court, the forum selection clause requires that they be brought in the courts located in Washtenaw County.

THE PARTIES

24. Plaintiff is, and has been at all relevant times, the owners of shares of Tecumseh common stock.

25. Defendant Tecumseh is a corporation organized and existing under the laws of the State of Michigan. It maintains its principal executive offices at 5683 Hines Drive, Ann Arbor, Michigan 48108. Tecumseh’s common stock is traded on the NASDAQ stock exchange under the ticker symbol “TECU.”

26. Defendant Stephanie H. Boyse (“Boyse”) has been a member of the Board since February 11, 2013.

27. Defendant Gary L. Cowger (“Cowger”) has been a member of the Board since June 19, 2013 and, since June 2014, has been Chairman of the Board.

28. Defendant Karp has been a member of the Board since January 23, 2014. He was appointed as the Company’s interim President and CEO from June 27, 2014 until September 18, 2014, when he was named as the Company’s permanent President and CEO.

29. Defendant Mitchell I. Quain (“Quain”) has been a member of the Board since October 30, 2014.

30. Defendant Robert E. Rossiter (“Rossiter”) has been a member of the Board since August 21, 2014.

31. Defendant Terence C. Seikel (“Seikel”) has been a member of the Board since 2009.

32. Defendant Douglas M. Suliman, Jr. (“Suliman”) has been a member of the Board since June 19, 2013.

33. Defendants Boyse, Cowger, Karp, Quain, Rossiter, Seikel, and Suliman are collectively referred to as “Individual Defendants” and/or the “Board.”

34. Defendant Parent is a Delaware limited liability company and signatory to the Merger Agreement. Parent was formed by Mueller and Atlas to effectuate the Proposed Transaction.

35. Defendant Merger Sub is a Michigan corporation and a wholly-owned subsidiary of Parent formed in order to effectuate the Proposed Transaction.

36. Defendant Mueller is a Delaware corporation that manufactures and sells plumbing, heating, ventilation, and air-conditioning products, as well as refrigeration and industrial products. It is headquartered at 8285 Tournament Drive, Suite 150, Memphis, Tennessee and its common stock is traded on the New York Stock Exchange under the ticker symbol “MLI.”

37. Defendant Atlas is a private equity firm founded in 2002 and headquartered at 100 Northfield St, Greenwich, Connecticut 06830. Along with its affiliates, Atlas currently owns 16 companies generating approximately $4 billion in revenue annually.

38. Defendants Parent, Merger Sub, Mueller, and Atlas are collectively referred to herein as “Mueller Atlas.” Mueller Atlas, Tecumseh, and the Individual Defendants are collectively referred to herein as “Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

39. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of Tecumseh and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing and loyalty.

40. By virtue of their positions as directors and/or officers of Tecumseh, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Tecumseh to engage in the practices complained of herein.

41. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

42. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other stockholders of Tecumseh, including their duties of loyalty, good faith, due care and independence, insofar as they, inter alia, failed to obtain the best price possible under the circumstances before entering into the Proposed Transaction, and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other stockholders of Tecumseh common stock.

CLASS ACTION ALLEGATIONS

43. Plaintiff brings her direct claim for breach of fiduciary duty on behalf of herself and as a class action on behalf of all owners of Tecumseh common stock and their successors in interest (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

44. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of August 5, 2015 there were 18,563,056 shares of Tecumseh common stock issued and outstanding. The actual number of public stockholders of Tecumseh will be ascertained through discovery;

(b) There are questions of law and fact which are common to the Class, including inter alia, the following:

i. whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii. whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii. whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

(c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

(d) Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

(f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A. Company Background and Position for Growth

45. Founded in 1934, Tecumseh is a leading global manufacturer of hermetically sealed compressors for residential and specialty air conditioning, household refrigerators and freezers and commercial refrigeration applications. The Company’s compressors have three primary applications: (i) commercial refrigeration, including walk-in coolers and freezers, ice makers, dehumidifiers, water coolers, food service equipment and refrigerated display cases and vending machines; (ii) household refrigerators and freezers; and (iii) residential and specialty air conditioning and heat pumps, including window air conditioners, packaged terminal air conditioners and recreational vehicle and mobile air conditioners.

46. On July 1, 2013, the Company announced that it was added to the Russell 3000 and small-cap Russell 2000® Indexes as of June 28, 2013, after the market closed, and that such inclusion “broaden[ed] [Tecumseh’s] market exposure and provide[d] additional liquidity for [its] stock.” Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies.

47. On April 30, 2014, Tecumseh shareholders approved a recapitalization plan to reclassify and convert each nonvoting share of Class A and Class B common stock into one common share entitled to one vote. The recapitalization became effective as of May 2, 2014. As Tecumseh explained in its 14D-9 filed with the SEC on March 21, 2014, among the reasons for the recapitalization, was improved liquidity.

48. On March 4, 2015, the Company issued a press release announcing its financial results for the fiscal year ended December 31, 2014. Among other things, Defendant Karp, Tecumseh’s President and CEO, acknowledged that while Tecumseh was facing challenges, significant progress had been made, stating:

While our 2014 performance continued to be hindered by soft sales and lack of new product introductions, significant progress was made in the second half of the year... Given our recent progress, we believe that in 2015 we will be able to correct the course and put the challenges of the past behind us. As part of this, we will be announcing our long-term, performance improvement plan that will be driven by new product introductions and innovation, continued business execution improvements as well as initiatives to address our high, fixed cost structure. Furthermore, despite the challenges, gross profit margin improved for the second year in a row, and we controlled S&A expenses in relation to net sales.

49. On March 5, 2015, the Company held an earnings conference call. During the call, Defendant Karp indicated that new products would be “launch[ed] across all three of [Tecumseh’s] market segments,” and that the Company was “excited about the growth potential they represent for Tecumseh. Indeed, he described the new products as “a game changer for Tecumseh.” He further stated:

Working in tandem with our global customers, our new focus on innovation and the pursuit of new technology will enable us to meet market demand for higher efficiencies, lower sound levels and reduce cost. We have an incredibly talented innovation and technology team with many combined years of experience, giving us an edge over our competitors. We’re moving fast to ensure appropriate organizational alignment with a focus on next generation products and new technology development for the Company’s future market needs.

In order to achieve this goal, I’m happy to announce the creation of a Tecumseh innovation and technology team.

50. At the March 5, 2015 call, Defendant Karp also reported that Haier of India had named Tecumseh “supplier of the year,” and ice equipment manufacturer Follett Ice had named Tecumseh “most improved supplier.”

51. On May 5, 2015, the Company issued a press release announcing its financial results for the first quarter 2015 ended March 31, 2015, indicating that its turnaround plan was producing positive results. Among other things, the Company reported that net loss and operating loss during the quarter were $3.2 million and 2.1 million, respectively, compared with net loss and operating loss of $11.1 million and $5.8 million, respectively, during the same period of 2014. Defendant Karp state in the press release:

Tecumseh’s first quarter 2015 results are in line with our expectations and have improved from last year’s first quarter results... Our new commercial wins around the globe, improving margins, and lower manufacturing costs are driving improved operating results and EBITDA from continuing operations.

As Tecumseh previously announced, we have been working on the development of a comprehensive restructuring plan, which included systemic changes in the Company’s products, operations, and footprint... Management and the Board have expended substantial time and resources in refining and testing the various elements of the plan, including the retention of outside advisors and consultants to assist in evaluating the benefits and risks of implementing the plan. These efforts included a full exploration of all potential financing alternatives to fund the plan. While this plan demonstrated the highest present value per share for our shareholders, the Board and management determined that the financing of this plan would introduce risks and potential dilution that were not in the best interest of our shareholders. In consultation with management, the Board has determined that a revised plan would be a better approach, including focusing all management’s time on the continued improvement of the Company’s operations, product quality and the critical new product introductions.

(Emphasis added).

52. On May 6, 2015, the Company held an earnings conference call. During the call, Defendant Karp indicated that during the first quarter 2015 gross profit margin had continued to improve, stating “Gross profit was 20 million for Q1, 2015 or 12% of net sale as compared to 17.1 million or 9.5% in Q1 of last year.” He also commented on the new products being launched in all three of the Company’s business segments, stating, among other things:

We are very excited about all these new products and believe they will absolutely be a game changer for Tecumseh helping pave the way to market leadership and profitability.

*             *             *

The products we’re introducing is one important step in the process to regain the company’s leadership position. Focusing on these introductions along with the other factors that are within our control are expected to keep the company on the right path to once again becoming a financially viable company despite the continuous challenges the globe economic landscape presents.

*             *             *

As I visit customers around the world they are so excited to have Tecumseh back focused on new products, focused on better customer satisfaction and we’re beginning to see those orders come in, we’re beginning to see the contracts established, I pointed out a few of those. And we hope and we certainly anticipate that we will continue to see those kinds of results as we continue to perform better and better quarter-over-quarter.

53. On August 4, 2015, the Company issued a press release announcing its financial results for the second quarter 2015 ended June 30, 2015. The results reflect a marked improvement from prior quarters. Among other things, the Company reported that net income and operating income during the quarter were $1.7 million and $1.9 million, respectively, compared with net loss and operating loss of $8.7 million and $6.2 million, respectively, during the same period of 2014. In addition, the Company’s EBITAR (i.e., earnings before interest, taxes, depreciation, amortization, and impairments, restructuring charges, and other items from continuing operations) had also improved considerably – from $1.0 million during the second quarter 2014 to $10.3 million during the second quarter 2015; its gross profit increased 54% year-over-year – from $17.1 million to $26.4 million; and its gross profit margin continued to improve – from 8.9% of net sales in second quarter 2014 to 16.1% in second quarter 2015. Defendant Karp commented in the press release:

Tecumseh’s results have improved significantly in the second quarter of 2015... Our focus on commercial and operational performance, combined with our emphasis on cost control is resulting in improved profitability. In addition, our new product launches, currently under way, will further improve our financial performance

54. Yet, rather than focusing on turning the Company around for the benefit of stockholders, the Board, in violation of its fiduciary duties, determined to sell the Company for less than its intrinsic value.

B. The Proposed Transaction is the Product of a Flawed Process

55. According to the 14D-9, in 2012, Tecumseh had retained a financial advisor in connection with the consideration of its strategic alternatives, including a sale of the Company, and “bids [were] submitted by various bidders.” Presumably, a number of these companies entered into confidentiality agreements (“NDAs”) that included standstill provisions with Tecumseh in connection with those discussions.

56. As part of the 2012 sale process, the Company determined to pursue negotiations with third party, referred to in the 14D-9 as “Bidder A,” which is a “significant shareholder of the Company,” on an exclusive basis. In 2013, Bidder A informed the Company that it did not intend to proceed with further discussions.

57. On August 11, 2014, Mueller contacted the Company and met with Defendant Karp to indicate its interest in acquiring the Company. Later in the same month, on August 20, 2014, Atlas had an introductory meeting with certain members of the Board to express an interest in acquiring the Company.

58. In September 2014, Defendant Cowger, as Chairman of the Board, informed Mueller that the Company was not interested in an acquisition.

59. In November 2014, Bidder A send an unsolicited indication of interest to purchase the Company for $5.10 per share. Despite Bidder A’s indication of interest and the expressions of interest from Mueller and Atlas in 2014 and the various bids received in 2012, rather than pursue a sale process, the Board informed Bidder A that it determined not to pursue a transaction.

60. On December 4, 2014, the Company’s management presented a proposed restructuring plan to the Board that involved refocusing product offering, moving and consolidating operations, and reorganizing its global teams, and pursuing a sale of the Company’s Brazil operations (“Restructuring Plan”). The Board approved the Restructuring Plan and authorized management to retain to engage financial advisors to assist the Company to obtain debt financing for the Restructuring Plan (“Restructuring Debt Financing”) and/or to pursue a sale of its Brazilian operations.

61. On December 11, 2014, Bidder A again contacted the Company with respect to its interest in engaging in an acquisition. The Board again informed Bidder A that it was unwilling to move forward.

62. On December 24, 2014, Bidder A requested a meeting with the Company Board.

63. On December 29, 2014, rather than provide Bidder A an opportunity to meet with the entire Board, the Board informed Bidder A that “certain members of the Company Board would offer to attend a meeting with Bidder A.” Following the Board’s response, Bidder A made several additional requests to meet with the entire Board.

64. In January 2015, the Company executed an engagement letter with Jefferies LLC (“Jefferies”) to act as its advisor for the Restructuring Debt Financing and an engagement letter with Citi to act as its advisor in connection with a potential sale of its Brazilian operations.

65. In January 2015, Jefferies established a data room for the Restructuring Debt Financing and contacted over 98 potential financing sources, including hedge funds and private equity firms, forty of which entered into NDAs with the Company and performed due diligence.

66. On January 29, 2015, the Board received an indication of interest dated January 28, 2015 from Mueller Atlas to acquire the Company at $5.30 per share.

67. On February 13, 2015, the Company received six non-binding proposals from six independent investment firms to provide subordinated secured debt financing to the Company in connection with the Restructuring Debt Financing sought by Tecumseh, in principal amounts ranging as high as $70 million.

68. On February 27, 2015, the Board finally met with Bidder A concerning its proposal to acquire Tecumseh for $5.10 per share.

69. At the February 27, 2015 Board meeting, the Board discussed the Restructuring Debt Financing process not just with Jefferies but also with Citi.

70. On March 6, 2015, the Company entered into a NDA with standstill provisions with an affiliate of Mueller Atlas.

71. On March 19, 2015, the Company received two second round proposals from two independent investment firms to provide subordinated secured debt financing in connection with the Restructuring Plan, in principal amounts ranging as high as $70 million.

72. On March 31, 2015, Bidder A sent another indication of interest to acquire the Company at $5.10 per share.

73. On April 2, 2015, Mueller Atlas sent an updated indication of interest to acquire the Company at $5.75 per share.

74. On or about April 2, 2015, the Company amended its engagement letter with Citi to reflect Citi’s role as its financial advisor for, among other things, the potential sale of the Company to Mueller Atlas.

75. On April 3, 2015, the Company Board called a special meeting to discuss the details of the indication of interest received from Mueller Atlas and the Restructuring Plan. At the meeting, Citi reviewed its financial analysis of the Company, comparing various iterations of the Company’s Restructuring Plan with the proposed offer from Mueller Atlas. Presumably, Citi stood to earn a substantially larger fee in the event that the Company pursued a sale transaction rather than continue with the Restructuring Plan.

76. At the April 3, 2014 meeting, the Board determined to permit due diligence access to Mueller Atlas and to communicate to Bidder A that it would not pursue a transaction with Bidder A at their offered price on an exclusive basis. In addition, the Board also analyzed and reviewed the final proposals for the Restructuring Debt Financing and determined that one proposal provided the best terms and structure.

77. On April 6, 2015, the Company entered a two week exclusivity agreement with the selected financing bidder, and Citi advised Mueller Atlas that the Company would permit due diligence.

78. On April 17, 2015, Defendant Karp informed Bidder A that the Company would not pursue a transaction with Bidder A at the offered price on an exclusive basis. Later the same day, Bidder A contacted Citi to inquire whether the Board had changed its determination and Citi responded that there had been no change.

79. On April 22, 2015, the selected bidder pursuing the Restructuring Debt Financing determined that it could not close the transaction under its original proposed terms. Rather than continue to negotiate or to contact the other bidder, the Board instructed that the process for the Restructuring Debt Financing be put on hold and that the Company focus on a sale to Mueller Atlas. Moreover, on May 5, 2015, Defendant Karp misleadingly told investors: “While this [restructuring] plan demonstrated the highest present value per share for our shareholders, the Board and management determined that the financing of this plan would introduce risks and potential dilution that were not in the best interest of our shareholders.”

80. On May 1, 2015, the Company received a revised indication of interest from Mueller Atlas offering to acquire the stock of the Company for $4.60 per share.

81. Following additional due diligence, on August 3, 2015, Mueller Atlas indicated to Citi that it would raise its offer price to $5.00 per share.

82. On August 4, 2015, at the Board meeting, Citi provided its opinion that the Proposed Transaction is financially fair to Tecumseh stockholders.

83. On August 5, 2015, Tecumseh executed the Merger Agreement.

84. On August 6, 2015, the Board approved the disposition of the Company’s common stock, options, restricted stock units (“RSUs”), performance units, stock appreciation rights (“SARs”), phantom shares, and deferred stock units (“DSU”) pursuant to the Merger Agreement and the change in control compensation agreements with executive officers and certain key employees recommended by the Compensation Committee.

85. As a result of the go-shop process, Citi contacted approximately 67 potential strategic and financial buyers. The Company has executed NDAs with at seven potential buyers.

C. The Proposed Transaction Undervalues Tecumseh Shares

86. On August 5, 2015, the Company issued a press release announcing the Proposed Transaction which stated in relevant part:

Ann Arbor, MI - August 5, 2015 - Tecumseh Products Company (NASDAQ: TECU) (“Tecumseh” or “the Company”), a leading global manufacturer of compressors and related products, in conjunction with Mueller Industries, Inc. (NYSE: MLI) (“Mueller Industries”) and Atlas Holdings LLC (“Atlas Holdings”), today announced that they have entered into a definitive merger agreement under which an affiliate of Mueller Industries and Atlas Holdings will acquire Tecumseh in a transaction valued at approximately $123 million, including the assumption of net debt. The offer price of $5.00 per share in cash reflects a 155% premium based on Tecumseh’s closing price of $1.96 per share on August 4, 2015.

The proposed transaction would bring together Tecumseh, an iconic brand with a global footprint and market-leading positions, with new owners, Mueller Industries and Atlas Holdings, who will contribute market and operational expertise, as well as capital.

“We look forward to working with Mueller Industries and Atlas Holdings to help us achieve continued growth as we provide our customers with innovative, best- in-class products and outstanding service and support” stated Harold Karp, President and Chief Executive Officer of Tecumseh.

Transaction Overview

Under the terms of the merger agreement, an affiliate of Mueller Industries and Atlas Holdings will commence a tender offer for all the outstanding common stock shares of Tecumseh for $5.00 per share in cash, a 155% premium based on Tecumseh’s closing price of $1.96 per share on August 4, 2015. Tecumseh’s Board of Directors has unanimously approved the merger agreement.

Post Transaction Positioning

Tecumseh will remain a standalone business with its headquarters unchanged at the close of the proposed transaction. In addition, Tecumseh will continue to operate its global technology centers and manufacturing facilities in North America, South America, Europe and Asia. Tecumseh will become a privately held company and will be delisted from the NASDAQ Stock Market, strengthening the Company’s ability to focus on growing the business, launching new products and enhancing customer service levels. Tecumseh’s senior management is expected to remain in place post transaction close.

Citi is serving as the Company’s financial advisor, while Honigman Miller Schwartz and Cohn LLP is serving as its legal advisor. Willkie Farr & Gallagher LLP is serving as legal advisor to Mueller Industries and Atlas Holdings.

Transaction Close Process & Timing

The acquisition is subject to customary closing conditions, including a majority of the outstanding shares having been tendered in the tender offer and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

The transaction is expected to be completed in the third quarter of 2015.

87. On August 21, 2015, Mueller Atlas, through their affiliates, commenced the Offer.

88. As recently as December 2014, the Company’s common stock traded over the $5.00 per share Merger Consideration.

89. Moreover, having been developing new products over the past few years, Tecumseh began launching these “game-changers” earlier in 2015. Indeed, the turnaround plan is beginning to produce results. On the evening prior to the announcement of the Merger Agreement, the Company announced its first profitable quarter in over two years.

90. As such, the Merger Consideration significantly undervalues Tecumseh, especially given the significant benefits that Mueller Atlas will enjoy upon taking the Company private. Moreover, the Company is poised to enjoy a lengthy period of significant growth as it continues to implement its turnaround plan and successfully launch new products in each of its business segments. Having failed to maximize the sale price for the Company, Individual Defendants breached the fiduciary duties they owe to the Company and its public stockholders because the Company has been improperly valued and public stockholders will not receive adequate or fair value for their Tecumseh holdings.

91. Indeed, the Company determined to suspend this process in favor of a sale to Mueller Atlas for inadequate Merge Consideration despite having focused on a comprehensive Restructuring Plan that “demonstrated the highest present value per share for our shareholders” and receiving proposals for debt financing in principal amounts ranging as high as $70 million related to the Restructuring Plan.

D. Tecumseh Officers and Directors Stand to Receive Special Benefits from the Proposed Transaction

92. The Proposed Transaction is being driven by the Individual Defendants and Company management who stand to receive lucrative special benefits from the Proposed Transaction.

93. All of the Company’s officers and directors stand to receive lucrative payouts upon the consummation of the Proposed Transaction as the result of the acceleration of their unvested stock options, RSU, performance units, stock appreciation rights SAR, phantom shares, and DSU. Under the terms of the Merger Agreement and the Change in Control Compensation Agreements approved by the Board on August 6, 2015, all vested and unvested stock options, RSUs, performance units, SARs, phantom shares, and DSUs will be cancelled upon the consummation of the Proposed Transaction, entitling the holders to receive full cash value of each stock award (subject to applicable exercise prices and performance periods).

94. As reflected in the chart below, the Company’s directors and officers expect to receive millions in dollars as a result of the consummation of the Proposed Transaction and the acceleration of their unvested equity awards,:

Name	Consideration Payable in Respect of Stock Options	Consideration Payable in Respect of Phantom Shares	Consideration Payable in Respect of RSUs	Consideration Payable in Respect of DSUs	Total
Stephanie H. Boyse	$0	$0	$53,680	$43,947	$97,627
Gary. L. Cowger	$0	$0	$53,680	$23,135	$76,815
Harold M. Karp	$384,777	$0	$267,325	$8,710	$660,812

Jerry L. Mosingo	$73,051	$0	$141,320	$0	$214,371
Igor Popov	$279,840	$0	$251,235	$0	$531,075
Mitchell I. Quain	$0	$0	$53,680	$0	$53,680
Robert E. Rossiter	$0	$0	$53,680	$0	$53,680
Terence C. Seikel	$0	$0	$53,680	$173,615	$227,295
Janice E. Stipp	$217,871	$7,880	$269,165	$0	$494,916
Douglas M. Suliman, Jr.	$0	$0	$53,680	$23,135	$76,815

All directors and executive officers	$955,539	$7,880	$1,251,125	$272,542	$2,487,086

95. Furthermore, according to the Company’s August 5, 2015 announcing the Proposed Transaction, Defendant Karp and the other members of Tecumseh’s senior management are expected to retain their lucrative positions upon completion of the Proposed Transaction.

96. Even if the employment of any of the executive officers is terminated without cause, including if they are offered consulting positions in lieu of employment, in addition to the benefits from accelerated vesting, they will also receive the following golden parachute benefits (a detailed explanation of the notes appear on pages 14-16 of the 14D-9):

Name	Cash (1) ($)	Perquisites/Benefits (3) ($)
Harold Karp	1,800,000	239,003
Jerry Mosingo	928,125	139,303
Igor Popov	1,020,000	303,244
Janice E. Stipp	940,500	141,161

97. Quite simply, the Company’s stockholders are being cashed out of their opportunity to enjoy the future success of the Company, which has just launched new products in each of its business segments, while various Company insiders will be allowed to maintain their positions and reap the benefits of a private company.

E. The Merger Agreement Unfairly Deters Competitive Offers and is Unduly Beneficial to Mueller Atlas

98. As part of the Merger Agreement, Defendants agreed to certain onerous and unreasonable deal protection devices that unreasonably favor the Proposed Transaction and potentially ensure that no competing offers will emerge for the Company.

99. First, the Merger Agreement provides for an illusory go-shop period of merely 30 calendar days and any benefit of such a go-shop period is non-existent as the Merger Agreement does not reduce the amount of the termination fee that the Company – i.e. , the naked premium that a go-shop buyer – must pay to Mueller Atlas in order to terminate the Proposed Transaction in favor of the superior go-shop bid. Specifically, pursuant to Section 11.04, in order to pursue a superior bid from either a go-shop bidder or a competing bidder making an unsolicited offer after the expiration of the go-shop period, Tecumseh will be required to pay $3,588,833.03 to Mueller Atlas.

100. Second, contrary to the Board’s fiduciary duty to act in the best interest of the Company and its stockholders, Section 6.01 (n)(E) of the Merger Agreement prohibits the Company from “releas[ing] any Person from or modify[ing] or waiv[ing] any provision of any material confidentiality, standstill or similar Contract.”

101. In addition, upon the expiration of the 30-day go-shop period, except with regard to the go-shop bidders that made a written offer prior to the expiration of the go-shop period that the Company’s Board reasonably believes is or is expected to lead to a superior offer (“Excluded Parties”), Section 6.04(b)(ii) of the Merger Agreement explicitly prohibits the Company from “grant[ing] any waiver, amendment or release under any Standstill agreement or Takeover Laws or otherwise fail[ing] to enforce the forgoing.”

102. Section 6.04(b) of the Merger Agreement broadly provides that after the go-shop period, other than the Excluded Parties, neither Tecumseh nor any of its affiliates shall solicit or facilitate the making of any offer from a competing bidder and shall cease all negotiations that may be ongoing.

103. Sections 6.04(a) and (c) of the Merger Agreement require the Company to enter into a confidentiality agreement that may contain a strict don’t ask, don’t waive standstill provision prior to furnishing any non-public information to potential go-shop bidders or any competing bidders that makes an unsolicited request following the go-shop period.

104. Pursuant to Section 6.04(d) of the Merger Agreement, should the Board determine to enter into a superior competing proposal, it must grant Mueller Atlas three (3) business days in which the Company must negotiate in good faith with Mueller Atlas (if Mueller Atlas so desires) and allow Mueller Atlas to amend the terms of the Merger Agreement to make a counter-offer so that the competing proposal “ceases to constitute a Superior Proposal.” In other words, the Merger Agreement gives Mueller Atlas access to any rival bidder’s information and allows Mueller Atlas the right to simply match any superior proposal. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Mueller Atlas and piggy-back upon the due diligence of the foreclosed second bidder.

105. Ultimately, these deal protection provisions contractually prevent the Board members from satisfying their fiduciary duty to fully inform themselves as to the true value of Tecumseh before engaging in the Proposed Transaction with Mueller Atlas by unreasonably restraining the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances

106. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Tecumseh stockholders will continue to suffer absent judicial intervention.

F. The Company’s 14D-9 is Materially False and/or Misleading

107. On August 24, 2015, Defendants filed the 14D-9 in an attempt to convince Tecumseh stockholders to tender the shares in the Offer in support of the Proposed Transaction. The 14D-9 fails to provide the Company’s stockholders with material information and/or provided them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction.

108. Without such information, Tecumseh stockholders will be forced to decide whether tender their shares in the Offer and approve the Proposed Transaction without all information necessary to make a fully informed decision.

Omissions Concerning the Projections for the Company

109. The 14D-9 fails to disclose critical Case 1 and Case 2 projections for the fiscal years 2015 through 2018 provided to and relied upon by the Board, and the Company’s financial advisor, Citi, in support of its fairness opinion, including the following line items:

(a) Unlevered free cash flows Taxes (or tax rate)

(b) Stock-based compensation expense; and

(c) Net Operating Loss (“NOL”) carry-forwards;

110. The 14D-9 states: “In the Case 2 projections, the Company made adjustments to the projections for the Company to reflect the current potential future performance by the Company and, based on discussions among the Company Board, Citi and the Company’s management, determined that the use of Case 2 as part of Citi’s valuation analysis was reasonable.” Yet, the Case 2 projections for fiscal year 2015 was the same as the Case 1 projections (except for EBIT). Defendants omit to disclose precisely what types adjustments were made in the Case 2 projections.

111. The date that Tecumseh management prepared the Case 2 projections and its rationale for determining that the use of Case 2 projections, rather than the Case 1 projections which were provided to Mueller Atlas, as part of Citi’s valuation analyses was reasonable.

112. The disclosure of these projections and the adjustments made by management in preparing the Case 2 projections is necessary for Tecumseh stockholders to make an informed decision on whether to vote their shares favor of the Proposed Transaction. In particular, Citi’s Discounted Cash Flow (“DCF”) Analysis based on the Case 1 projections reflected an implied per share equity value reference range that was entirely above the $5.00 per share Merger Consideration, whereas the DCF Analysis based on the Case 2 projections reflected an implied per share equity value reference range below the Merger Consideration.

113. It is well-settled that management’s financial projections are the lifeblood of the Company and are crucial to providing stockholders with management’s inside view of the Company’s value and future prospects. This data is necessary for asking an informed decision about whether to vote in favor of the Proposed Transaction and, thus, must be disclosed.

Omissions Concerning the Potential Conflicts of Interest of Citi and Citi’s Fairness Analyses

114. While the 14D-9 states that “Citi has not previously provided investment banking or financial advisory services to the Company or Parent, except in connection with the exploration of the sale of the Company’s Brazilian facilities, for which Citi has not received any compensation other than reimbursement of its reasonable expenses,” Defendants omits to disclose whether Citi has ever provided such services to Parent’s affiliates, namely, Mueller or Atlas, and it omits to disclose whether Citi’s affiliates has had any prior or continuing relationships with Tecumseh, Mueller, Atlas, and their respective directors, officers, principals, and other controlling persons, including the nature of any such relationship, a description of any services provided by Citi’s affiliates, and the amount, if any, of any compensation received by Citi for its services. Without such information, Plaintiffs and other Tecumseh stockholders cannot determine whether or not Citi suffers from conflicts of interests which may have tainted its fairness opinion.

115. The 14D-9 indicates that in January 2015, the Company retained Jefferies for the purpose of advising the Company on the Restructuring Debt Financing and Citi to act as its advisor in connection with the potential sale of Tecumseh’s Brazilian operations, and that Citi’s engagement letter was amended in April 2015 to reflect Citi’s role as Tecumseh’s advisor in connection with a potential sale of the Company to Mueller Atlas. However, Defendants omit to disclose the amount of fees, if any, that would have been payable by the Company to Citi upon a successful execution of a Restructuring Debt Financing agreement. Without such information, Plaintiffs and other Tecumseh stockholders cannot determine whether or not Citi suffers from conflicts of interests which may have tainted its fairness opinion, as well as its advice and financial analysis concerning various iterations of the Company’s Restructuring Plan with the proposed offer from Mueller Atlas that was provided to the Board on April 3, 2015.

116. The 14D-9 purports to provide a fair summary of Citi’s financial analyses used to support its fairness opinion. However, these disclosures were materially incomplete and misleading in a number of respects.

117. The 14D-9 fails to disclose various material aspects of Citi’s Selected Companies Analysis, which is summarized on page 33 of the 14D-9, including:

(a) the specific “adjustments” made by Citi to calculate the equity values of the selected companies;

(b) in light of the wide range of sizes of the selected transactions, whose enterprise values range from $456 million to $4.7 billion, the observed multiples for each of the selected companies, including whether any multiples were excluded as “not applicable” or “not meaningful” because they exceeded a threshold;

(c) the benchmarking metrics, if any, for each of the selected comparable companies analyzed by Citi.

118. The 14D-9 fails to disclose various material aspects of Citi’s Selected Transactions Analysis, which is summarized on pages 34-35 of the 14D-9, including:

(a) the specific “adjustments” made by Citi to calculate the “firm values” of the selected transactions;

(b) in light of the wide range of sizes of the selected transactions, whose firm values range from $57 million to $7.5 billion, the observed multiples for each of the selected transactions, including whether any multiples were excluded as “not applicable” or “not meaningful” because they exceeded a threshold.

119. The 14D-9 fails to disclose various material aspects of Citi’s DCF Analysis, which is summarized on pages 35-36 of the 14D-9, including:

(d) the individual inputs and assumptions that Citi used for the selection of the high discount rate range of 16.7%-19.4% applied to the cash flows and terminal values, as well as the discount rate range of 11.0%-14.0% applied to the valuation of the NOLs;

(e) the individual inputs and assumptions that Citi used for the selection of the low perpetuity growth rate range of 0-3% applied to the cash flows and terminal values in light of revenue growth based on management’s modest Case 2 projections;

(f) whether Citi made any adjustments to the management-prepared projections; and

(g) whether stock-based compensation was treated as a cash or non-cash expense.

Disclosures Concerning the Flawed Process

2. The 14D-9 fails to disclose certain material information relating to the background of the sale process, including:

(a) the identity of the financial advisor retained by the Company in connection with the 2012 sale process;

(b) the number of parties that entered into confidentiality agreements with Tecumseh in connection with the 2012 sale process, including whether any of the parties entered into standstill agreements and whether any of the standstill agreements or provisions remained in effect at any time from 2014 to date;

(c) a fair summary of the “bids submitted by various bidders” as a result of the 2012 process, including Bidder A’s bid on which the Company entered into exclusive negotiations;

(d) a fair summary of Bidder A’s revised bid submitted after it conducted due diligence in connection with the 2012 exclusivity agreement, including the amount of the reduced purchase price, its post-closing conditions, and the anticipated employment opportunities for management;

(e) whether Mueller or Atlas had been contacted as part the 2012 process, and if so, whether either had submitted a bid;

(f) when the Board became aware that Mueller and Atlas were working together with respect to their expressed interest in acquiring the Company;

(g) a fair summary of the legal and contingent liability issues still in existence in 2015 that had caused Bidder A to reduce its purchase price in 2012 and ultimately abandon the transaction in 2013;

(h) whether Jefferies had contacted Atlas as part of the marketing process related to the Restructuring Debt Financing process in January 2015;

(i) the Board’s rationale for discussing the Restructuring Debt Financing process with Citi and for obtaining Citi’s advice regarding the various iterations of the Company’s Restructuring Plan;

(j) whether Jefferies had provided analyses and advice to the Board or Tecumseh regarding the various iterations of the Company’s Restructuring Plan;

(k) a fair summary of the Restructuring Debt Financial proposals received by the Company on March 19, 2015, including the principal amount proposed by the financing bidder with whom the Company entered into an exclusivity agreement on April 6, 2015;

(l) the reason communicated by the selected financing bidder on or about April 22, 2015 for determining that it could not close the transaction under its original proposed terms and a fair summary of its revised financing proposal; and

(m) a fair summary of the dates and discussions between Tecumseh and Mueller Atlas regarding potential and/or actual post-merger employment and directorship opportunities for Tecumseh officers and/or directors.

120. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company and its stockholders will continue to suffer absent judicial intervention.

DEMAND PURSUANT TO SECTION 450.1493a

OF THE MICHIGAN BUSINESS CORPORATIONS ACT

121. Plaintiff has been a stockholder of Tecumseh at the time of the acts complained of herein, and remain stockholders of the Company.

122. Pursuant to Section 450.1493a of the Michigan Business Corporations Act:

Commencement of derivative proceedings by shareholder; criteria” – “[a] shareholder may not commence a derivative proceeding until all of the following have occurred:

(a)	A written demand has been made upon the corporation to take suitable action.

(b)	Ninety days have expired from the date the demand was made unless the shareholder has earlier been notified that the demand has been rejected by the corporation or unless irreparable injury to the corporation would result by waiting for the expiration of the 90-day period.”

123. Pursuant to the Michigan Business Corporations Act, Section 450.1493a, Plaintiff made a demand upon the current Board by overnight mail on August 20, 2015, informing the Board of the alleged wrongdoers, describing the factual basis for the allegations of wrongdoing, describing how such wrongdoing is harmful to the Company and its public stockholders; and requesting that the Board take remedial action, including without limitation, to ensure that the Proposed Transaction’s consideration is fair to Tecumseh and its stockholders.

124. Plaintiff has, thus, notified the Board of the identity of the alleged wrongdoings who are breaching, and continuing to breach their fiduciary duties in violation of Section 450.1541a of the Michigan Business Corporations Act, in detail, and requested that the Board take remedial measures to correct and remedy the alleged wrongdoing.

125. Plaintiff is not required to wait 90 days for the Board to respond to the demand to commence this action because, as alleged herein, the Company and its stockholders will be irreparably harmed if Mueller Atlas is permitted to continue with the Offer and the Board is permitted to consummate the sale of the Company to Mueller Atlas pursuant to an unlawful process and unlawful conduct by Defendants.

126. Furthermore, if Plaintiff was required to wait 90 days to even file the action, there would be insufficient time to engage in the necessary discovery to seek equitable and injunctive relief as to their derivative claims prior to the closing of the Proposed Transaction. Notably, pursuant to the Merger Agreement, Mueller Atlas must commence the Offer by September 2, 2015 and, unless extended, the Offer will expire at midnight New York City time on the 20th business day following the commencement of the Offer – i.e., September 30, 2015 at the latest.

Defendants expect to complete the Proposed Transaction in the third quarter of 2015. Once the Proposed Transaction closes, the harm will be irreparable, as undoing a complex corporation transaction is impossible and damages are difficult to ascertain.

127. Thus, Plaintiff has a sufficient basis to commence their derivative claims without waiting for the 90 day period to run.

128. Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company and its stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duty

(Against All Individual Defendants)

129. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

130. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of Tecumseh and have acted to put their personal interests ahead of the interests of Tecumseh stockholders.

131. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes heightened judicial scrutiny of the Board’s process and its obligation to maximize Tecumseh’s value for the benefit of the stockholders.

132. The Individual Defendants have breached their fiduciary duties owed to the stockholders of Tecumseh because, among other reasons:

(a) they failed to take steps to maximize the value of Tecumseh to its public stockholders and took steps to avoid competitive bidding;

(b) they failed to properly value Tecumseh; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

133. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Tecumseh’s assets and will be deprived of the benefits of a value-maximizing transaction.

134. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

135. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(In the alternative, Derivatively Against

All Individual Defendants for Breach of Fiduciary Duties)

136. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

137. Plaintiff asserts this claim derivatively on behalf of Tecumseh.

138. The Individual Defendants have breached fiduciary duties of care, loyalty, candor, good faith, and independence owed to Tecumseh and have acted to put their personal interests ahead of the interests of the Company.

139. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, have breached their fiduciary duties by entering into a transaction with Mueller Atlas without regard to the fairness of the transaction to Tecumseh.

(Against Parent, Merger Sub, Mueller and Atlas)

144. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

145. As alleged in more detail above, Defendants Parent, Merger Sub, Mueller and Atlas have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

146. As a result, Plaintiff and the Class are being harmed.

147. Plaintiff and the Class have no adequate remedy at law.

COUNT IV

(In the alternative, Derivatively Against all Individual Defendants for Unjust Enrichment)

148. Plaintiff repeats and realleges each allegations as though fully set forth herein.

149. Plaintiff asserts this claim, in the alternative, derivatively on behalf of Tecumseh.

150. As a result of the misconduct particularized herein, the Individual Defendants have been and/or will be unjustly enriched at the expense of Tecumseh in the form of unjustified fees, salaries, stock awards, stock options and other emoluments of office.

151. All the payments and benefits provided to Individual Defendants were at the expense of Tecumseh. The Company received no benefit from these payments.

152. As a direct and proximate result of the Individual Defendants’ gross mismanagement, Tecumseh has sustained significant damages. As a result of the misconduct alleged herein, Defendants are liable to the Company.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

A. Declaring that Counts 1 and 3 are properly maintainable as a class action, and certifying Plaintiff as the Class representative and Levi & Korsinsky LLP as Class counsel;

B. In the alternative, declaring that Plaintiff may maintain counts 2 and 4 derivatively and that Plaintiff is an adequate representative on behalf of the Company;

C. Declaring that Defendants have breached their fiduciary duties;

D. Determining and awarding Tecumseh the damages sustained by it as a result of the violations set forth above from each of the Defendants, jointly and severally, together with interest thereon;

E. Determining and awarding to Tecumseh exemplary damages in an amount necessary to punish Defendants and to make an example of Defendants to the community according to proof at trial;

F. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;

G. In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

H. Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

I. Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

J. Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: September 4, 2015
	By:	/s/ Claudia C. Boonenberg
Claudia C. Boonenberg (P76449)
Shea Aiello, PLLC
26100 American Drive, Second Floor
Southfield, MI 48034

OF COUNSEL:

LEVI & KORSINSKY LLP

Joseph E. Levi

Julia J. Sun

30 Broad Street, 24th Floor

New York, NY 10004

(212) 363-7500

STATE OF MICHIGAN

IN THE CIRCUIT COURT FOR THE COUNTY OF WASHTENAW

MOLLY MURRAY, Individually and On Behalf of	C.A. No.
All Others Similarly Situated,

Plaintiff,

v.

TECUMSEH PRODUCTS COMPANY,
STEPHANIE H. BOYSE, GARY L. COWGER,
HAROLD M. KARP, MITCHELL I. QUAIN,
ROBERT E. ROSSITER, TERENCE C. SEIKEL,
DOUGLAS M. SULIMAN, JR., MA INDUSTRIAL
JV LLC, MA INDUSTRIAL SUB INC., MUELLER
INDUSTRIES, INC., and ATLAS HOLDINGS LLC.,

Defendants.

STATE OF ILLINOIS	)
) s.s.:
COUNTY OF RICHLAND	)

I, MOLLY MURRAY, being duly sworn deposes and says that:

I am the plaintiff (hereinafter “the Plaintiff”) in the above-entitled action, and I execute this Verification and Affidavit in support of the Verified Class Action and, in the Alternative, Derivative Complaint for Breach of Fiduciary Duty (“Complaint”) filed against Tecumseh Products Company (“Tecumseh”), its Board of Directors and certain of its officers, MA Industrial JV LLC and MA Industrial Sub Inc., Mueller Industries, Inc., and Atlas Holdings LLC. I have been at all relevant times and am currently a shareholder of Tecumseh.

I have read the foregoing Complaint and know the contents thereof, and believe it to be true and correct, and the same is true to my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

I make this Verification and Affidavit under penalty of perjury that the foregoing is true and correct.

/s/ Molly Murray
MOLLY MURRAY

SWORN TO AND SUBSCRIBED before me this 31 day of August 2015.

/s/ Shelby Hatfield NOTARY PUBLIC My Commission Expires:

2